EXHIBIT 1.A.(13)(vv)

                                    RIDER FOR
                 LEVEL TERM INSURANCE BENEFIT ON LIFE OF INSURED

     Read the list of Supplementary Benefits on the Contract Data page(s).
      This Benefit is a part of this contract only if it is listed there.

Benefit.--We will pay an amount under this Benefit if we receive due proof that the Insured died (1) in the term period for the Benefit; and (2) while this contract is in force with no premium in default past its days of grace. Any proceeds under this contract that may arise from the Insured's death will include this amount. But our payment is subject to all the provisions of the Benefit and of the rest of this contract.

We show the amount of term insurance on the Contract data page(s). We also show the term period for the Benefit there. It starts on the contract date, which we show on the first page. The anniversary at the end of the term period is part of that period.

                     CONVERSION TO ANOTHER PLAN OF INSURANCE

Right to Convert.--You may be able to exchange this Benefit for a new contract of life insurance on the Insured's life in either this company or The Prudential Insurance Company of America. In any of these paragraphs, when we use the phrase the company we mean whichever of these companies may issue the new contract. And where we use the phrase new contract we mean the contract for which the Benefit may be exchanged. You will not have to prove that the Insured is insurable.

Conditions.--Your right to make this exchange is subject to all these conditions: (1) You must ask for the exchange in writing and in a form that meets our needs. (2) You must send this contract to us to be endorsed. (3) We must have your request and the contract at our Service Office while the Benefit is in force and before the end of its term period.

The new contract will not take effect unless the premium for it is paid while the Insured is living and within 31 days after its contract date. If the premium is paid as we state, it will be deemed that: (1) the insurance under the new contract took effect on its contract date; and (2) this Benefit ended just before that contract date. We will return that part, if any, of the last premium paid for the Benefit that is more than was needed to pay premiums to that contract date.

Contract Date.--The date of the new contract will be the date you ask for in your request. But it may not be after the date to which premiums are paid for this Benefit. It may not be after the end of the term period for the Benefit. And it may not be more than 31 days before we have your request at our Service Office.

Contract Specifications.--The new contract will be in the same rating class as this contract. The company will set the issue age and the premiums for the new contract in accord with its regular rules in use on the date of the new contract.

The new contract may call for annual premiums. If the company agrees, you will be able to have premiums fall due more often.

The contract may be any one of the following:

1. A Life Paid Up at Age 85 plan. In this case the new contract will be issued by The Prudential Insurance Company of America. Its face amount will be the amount you ask for in your request. But it cannot be less than $10,000 or more than the amount of the term insurance for this Benefit.

2. A Variable Life contract if Pruco Life Insurance Company is regularly issuing such contracts at that time. Its face amount will be the amount you ask for in your request. But it cannot be less than $25,000 or more than the amount of term insurance for this Benefit.

3. An Appreciable Life or Variable Appreciable Life contract, if Pruco Life Insurance Company is regularly issuing such contracts at that time. Its face amount will be the amount you ask for in your request. But it cannot be less than $50,000 or more than the amount of term insurance for this Benefit.

The new contract will not have Supplementary Benefits other than as we describe in this and in the next two paragraphs. If this contract has a benefit for waiving premiums in the event of disability and the company would include that kind of benefit in other contracts like the new contract, the company will put the benefit in the new contract. The benefit, if any, in the new contract will be the same one, with the same provisions, that the company puts in other contracts like it on its contract date. In this paragraph, when we use the phrase other contracts like it, we mean contracts the company would regularly issue on the same plan and for the same rating class, amount, issue age and sex.

                            (Continued on Next Page)



VL 131

                                     II-235